

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Via E-mail
Svetlana Gofman
President
Pronto Corp.
6700 Henri-Bourassa Ouest, Suite 206
Montreal, QC Canada H4R0G2

> **Re: Pronto Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2012**
> **File No. 333- 180954**

Dear Ms. Gofman:

We have reviewed your responses to the comments in our letter dated May 23, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 2 and reissue. Please provide us with a more detailed analysis, under the definition found in Rule 405, to explain why you believe that you do not meet the definition of a shell company or disclose that you are a shell company.

Prospectus Summary, page 5

2. We note your response to our prior comment 6 and reissue. Please revise to delete the second sentence in the introductory paragraph of this section. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Please revise to delete the language stating that the summary does not contain all of the information that may be important to you.

3. We note your response to our prior comment 8 and reissue in part. Please revise to disclose your monthly "burn rate" and how long your present capital will last at that rate on page 19 in the Plan of Operation section.

Risk Factors, page 8

4. Please provide a risk factor that you have not yet approached the owner of the parking meters or its general partner, which operates the meters that you want to have your mobile pay application work on. Discuss also the risk that the parking meter owner may not be interested in your mobile application. Address also the risk that any fee structure for the person paying the parking meter fee and you receiving a fee for your service may not be reached between you and parking meter owner. Also address the risk of your mobile application not working on the parking meters because you are not able to test them out as you are developing them, since you are not working in conjunction with the owner or operator of the meters. Even if an agreement is reached, discuss the risk that the owner may cease to allow your mobile application to work to pay the parking fee on its meters. Consider having multiple risk factors, each with its own subheading, to address the risks discussed above.

5. In this regard, include a risk factor to address the risk that in case you do not reach an agreement with the owner and operator of the parking meters in Montreal, that you will face similar obstacles if you try to present your application to the meter owners in other cities, including a possible need for additional financing.

6. Please also include a risk factor that you have not spoken with city officials about your mobile application being used on parking meters in the city.

We are solely dependent upon the funds to be raised, page 8

7. We note your response to our prior comment 11 and your revised disclosure. Your response states that you have <u>not</u> taken any steps to seek additional financing, while you state here and on page 20 that you "have taken any steps to seek additional financing." Please revise for consistency or advise.

Management's Discussion and Analysis or Plan of Operation, page 19

Plan of Operation, page 19

8. We note your response to our prior comment 16 and reissue. In regards to Parking Payment Application Development, please expand the disclosure to provide more detail as to the material steps involved in the application development, combined with a timeline for each material step and the necessary financing for each material step. For instance, we note your disclosure under "Our Service Overview," at page 24 that the structure of the application is ready with all details. Please discuss the steps involved with the details to get the application up and running and the costs associated with each step.

Develop Parking Payment Applications, page 20

9. Please revise this section further to provide more detail about the steps to be taken to complete the development of your future phone application. For example, what testing and troubleshooting will be required to ensure that the application works with the parking meters? How will the meters be replenished to show that parking is paid through a certain time? Who will install and pay for the installation of signs that will communicate to car owners that they can replenish the meters remotely? If you will pay for this installation, please revise to disclose the estimated cost of such installation and how you plan to cover this expense. How will the cost of using your application be communicated to potential clients?

Description of Business, page 23

10. We note your response to our prior comment 18 and reissue in part. Your disclosure should address:

- what is necessary to link your remote application to the operation of the meters, including a brief description of how you anticipate this will work and the network, if known, that you intend to use;
- the anticipated distance away from the parking meter that the application will work to replenish the parking meter payment fee;
- how the money for the parking space usage replenished by your intended remote application would be credited and remitted to the owner of the meters; and
- how and when your fee for the service would be recognized as revenue and collected by you.

11. We note your response to our prior comment 19 and reissue. In this regard, to the extent you discuss future business plans here and in the Plan of Operation section at page 19, please expand your disclosure to discuss the material steps involved, the timeline and any needed financing. If the needed financing currently is not available, please make that clear. Examples include presenting your mobile application idea to Sationnement de Montreal or presenting your mobile application to other cities.

In General, page 23

12. We note your response to our prior comment 20. Please add a risk factor to address the risk that you currently do not have the technology to run your remote parking payment service and Mr. Belov, the only contractor that you have entered into an agreement with to develop the mobile application, does not have experience in developing similar mobile device applications.

Description of Securities, page 31

Nevada anti-takeover laws, page 32

13. We note your response to our prior comment 25. Please also revise your disclosure in
this section to state that you plan to conduct your offering in Canada.

Report of Independent Registered Public Accounting Firm, page F-1

14. We note your response to our prior comments 26. However, in the last paragraph of the
report the amount of the net losses from inception still does not agree with the financial
statements. Please revise as appropriate.

Part II

Item 17. Undertakings, page 46

15. We note your response to our prior comment 27 and reissue. Please revise your
undertakings in sections (1)(b) and (2) to follow the language in Items 512(a)(1)(ii) and
512(a)(2) of Regulation S-K, respectively.

Exhibit 10.2

16. It appears to us that the prospectus date will need to be updated from April 26, 2012, as
discussed in the opening paragraph, since the prospectus will have been amended.

17. In the opening paragraph, please remove the statement that the Subscriber acknowledges
that he has read the Registration Statement, as this is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via E-mail
        David Lubin, Esq.